Exhibit 99.1

Telesat Achieves Strong Growth in the Second Quarter and First Six Months of 2010

OTTAWA, CANADA, August 5, 2010 - Telesat Holdings Inc. (Telesat) today announced its unaudited financial results for the three and six month periods ended June 30, 2010.  Unless otherwise stated herein, all amounts are in Canadian dollars.

For the three month period ended June 30, 2010, Telesat reported consolidated revenues of $205 million, an increase of approximately 2% ($4 million) compared to the same period in 2009.  When adjusted for changes in foreign exchange rates over the period, revenue increased by 8% compared to the same quarter in 2009.  The year over year increase was primarily the result of increased revenues from Nimiq 5 and Telstar 11N, partially offset by the sale of Telesat’s interest in Telstar 10.

Operating and cost of equipment sales expenses of $49 million were 22% ($14 million) less than the same period in 2009, but 14% less when taking into account changes in foreign exchange rates.  Adjusted EBITDA1 for the second quarter of 2010 was $158 million, an increase of 11% ($15 million) compared to the second quarter 2009 and an increase of 17% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin1 for the second quarter was 77%, compared to 71% for 2009.

During the second quarter of 2010, the foreign exchange loss related to the conversion of the U.S. dollar denominated debt combined with the gain on financial instruments resulted in a non-cash expense of $104 million, compared to a non-cash gain of $194 million for the same period in 2009.  As a result of this non-cash expense, Telesat reported a net loss of $72 million in the second quarter compared to a profit of $187 million for the same period in 2009.

For the six month period ended June 30, 2010, consolidated revenues were $405 million, virtually unchanged from 2009.  When adjusted for foreign exchange rate changes over the period, revenue increased by 7% compared to the first half of 2009.  Adjusted EBITDA was $306 million, an increase of 7% ($20 million) over the first half of 2009 and an increase of 14% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin was 76% and net income was $8 million for the first six months of 2010, compared to 71% and $148 million, respectively, in the prior period.

“I am very pleased with our performance in the second quarter and first six months of this year,” commented Dan Goldberg, Telesat’s President and CEO.  “Adjusting for foreign exchange movements, we experienced meaningful growth in revenue, even more significant growth in Adjusted EBITDA and a pronounced expansion in our Adjusted EBITDA margin compared to the same period last year.  In addition to the strong financial performance, we also concluded the procurement of Anik G1, a state-of-the-art satellite that will augment our already strong North American DTH business by providing new capacity fully contracted to Shaw Direct for the life of the satellite.  Anik G1 also will replace and expand upon our Anik F1 satellite for the fast growing Latin American market and allow us to develop further our government services activities with its innovative X-band payload.  In short, Telesat has had another strong quarter and at this time we anticipate achieving record levels of revenue and Adjusted EBITDA for the full year.”

Business Highlights

•	At June 30, 2010:

o	Telesat had contracted backlog for future services of approximately $5.8 billion.

o	Fleet utilization was 87% for Telesat’s North American fleet and 79% for Telesat’s international fleet.

•
On June 1, 2010, Telesat announced its decision to procure from Space Systems/Loral a powerful, multipurpose, state-of-the-art satellite, Anik G1, for launch in the second half of 2012.  Telesat selected International Launch Services for the Anik G1 launch.  Anik G1 will include sixteen transponders operating in the extended Ku-band for Shaw Direct, a leading provider of direct-to-home satellite television services in Canada, and will be co-located at the 107.3 degrees West Longitude orbital location with the Anik F1R satellite, which is already used by Shaw.  Anik G1 also will have satellite capacity operating in the X-band frequencies for government services and will provide expansion C-band and replacement Ku-band capacity for the Anik F1 satellite serving the fast growing Latin American market.  Telesat anticipates repositioning Anik F1 from the 107.3 degrees West Longitude orbital position to another position following the deployment of Anik G1.

•
In July 2010, the Government of Canada adopted the legislative amendments proposed in its 2010 budget that exempt Canadian satellite operators, like Telesat Canada, from certain foreign ownership restrictions under the Telecommunications Act and the Radiocommunications Act.  Telesat believes the removal of these restrictions will give it access to additional sources of capital and, more generally, greater strategic flexibility to enhance its competitive position.

Telesat will post its quarterly report on Form 6-K for the three and six month periods ended June 30, 2010 on its website at www.telesat.com under the tab “Media Room” in the “Investor Relations” section.  This information will also be filed with the U.S. Securities and Exchange Commission and may be accessed at the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call for Thursday, August 5, 2010 at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2010 as well as other recent developments. The call will be hosted by Dan Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 223-7781.  Callers outside of North America should dial +1 (416) 340-8018.  The access code is

4066501.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available beginning at 1:00 p.m. ET August 5, 2010, until 11:59 p.m. ET on August 19, 2010.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (416) 695-5800.  The access code is 8328878 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release.  For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 including revenue and Adjusted EBITDA projections for 2010. When used in this news release, the words “scheduled for”, “planned”, “will”, “believe”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (SEC), as well as Telesat Canada's other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites, with three more under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held.  Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED JUNE 30	Three months		Six months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Operating revenues
Service revenues	200,700	197,438	396,525	396,244
Equipment sales revenues	4,629	3,744	8,041	8,988
Total operating revenues	205,329	201,182	404,566	405,232

Amortization	62,609	63,600	124,979	124,873
Operations and administration	45,371	59,259	94,659	117,498
Cost of equipment sales	3,699	4,034	6,468	8,416
Total operating expenses	111,679	126,893	226,106	250,787
Earnings from operations	93,650	74,289	178,460	154,445
Interest expense	(63,978)	(66,729)	(129,819)	(137,799)
(Loss) gain on changes in fair value of financial instruments	44,151	(94,508)	3,788	(36,581)
Gain (loss) on foreign exchange	(147,891)	288,551	(34,502)	187,685
Other expense	(961)	(1,165)	(1,308)	(2,143)
Earnings (loss) before income taxes	(75,029)	200,438	16,619	165,607
Income tax recovery (expense)	2,701	(13,392)	(8,821)	(17,647)
Net earnings (loss)	(72,328)	187,046	7,798	147,960
Net earnings (loss) applicable to common shares	(72,328)	187,046	7,798	147,960

Telesat Holdings Inc.
Consolidated Balance Sheets
	June 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	2010	2009

Assets
Current assets
Cash and cash equivalents	196,161	154,189
Accounts receivable	51,139	70,203
Current future tax asset	2,384	2,184
Other current assets	32,915	29,018
Total current assets	282,599	255,594
Satellites, property and other equipment, net	1,959,703	1,926,190
Other long-term assets	40,889	41,010
Intangible assets, net	486,142	510,675
Goodwill	2,446,603	2,446,603
Total assets	5,215,936	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	73,569	43,413
Other current liabilities	131,827	127,704
Debt due within one year	28,476	23,602
Total current liabilities	233,872	194,719
Debt financing	3,029,065	3,013,738
Future tax liability	276,373	269,193
Other long-term liabilities	635,565	671,523
Senior preferred shares	141,435	141,435
Total liabilities	4,316,310	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764
	1,298,178	1,298,178
Accumulated deficit	(404,611)	(412,389)
Accumulated other comprehensive loss	(7,841)	(7,422)
	(412,452)	(419,811)
Contributed surplus	13,900	11,097
Total shareholders' equity	899,626	889,464
Total liabilities and shareholders' equity	5,215,936	5,180,072

Telesat Holdings Inc.
Consolidated Statements of Cash Flow

FOR THE PERIOD ENDED JUNE 30	Three months		Six months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Cash flows from (used in) operating activities
Net earnings (loss)	(72,328)	187,046	7,798	147,960
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	62,609	63,600	124,979	124,873
Future income taxes	(3,546)	18,598	6,836	20,445
Unrealized foreign exchange (gain) loss	149,145	(286,509)	30,918	(185,780)
Unrealized loss (gain) on derivatives	(43,843)	96,890	(2,073)	43,035
Dividends on senior preferred shares	3,438	3,215	6,927	6,925
Stock-based compensation expense	1,394	1,492	2,803	3,068
Loss on disposal of assets	(1)	3,450	27	3,605
Other	(6,407)	(8,195)	(12,426)	(18,259)
Customer prepayments on future satellite services	-	-	13,056	3,309
Changes in operating assets and liabilities	(49,036)	(53,489)	(23,620)	(22,121)
	41,425	26,098	155,225	127,060
Cash flows from (used in) used in investing activities
Satellite programs	(64,038)	(30,878)	(96,345)	(121,180)
Property additions	(2,157)	(1,418)	(3,731)	(3,032)
Proceeds on disposals of assets	2	522	5,976	525
	(66,193)	(31,774)	(94,100)	(123,687)
Cash flows from (used in) financing activities
Debt financing and bank loans	-	23,880	-	23,880
Repayment of bank loans and debt financing	(7,648)	(29,706)	(14,983)	(38,461)
Dividends paid on preferred shares	(20)	-	(20)	-
Capital lease payments	(805)	(1,078)	(1,614)	(3,514)
Satellite performance incentive payments	(886)	(1,765)	(2,868)	(2,987)
	(9,359)	(8,669)	(19,485)	(21,082)

Effect of changes in exchange rates on cash and cash equivalents	606	(633)	332	(34)
Increase (decrease) in cash and cash equivalents	(33,521)	(14,978)	41,972	(17,743)
Cash and cash equivalents, beginning of period	229,682	95,774	154,189	98,539
Cash and cash equivalents, end of period	196,161	80,796	196,161	80,796
Supplemental disclosure of cash flow information
Interest paid	110,243	118,852	145,324	165,156
Income taxes paid	1,079	1,323	1,627	3,995
	111,322	120,175	146,951	169,151

The following table reconciles our Net earnings (loss) applicable to common shareholders to our Adjusted EBITDA1 and presents our Adjusted EBITDA margin1:

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009

Net earnings (loss) applicable to common shares	(72,328)	187,046	7,798	147,960
Income tax expense (recovery)	(2,701)	13,392	8,821	17,647
Loss (gain) on financial instruments	(44,151)	94,508	(3,788)	36,581
Loss (gain)on foreign exchange	147,891	(288,551)	34,502	(187,685)
Restructuring charges	-	3,083	-	3,876
Other expense (income)	961	1,165	1,308	2,143
Interest Expense	63,978	66,729	129,819	137,799
Amortization	62,609	63,600	124,979	124,873
Non cash expense related to stock compensation	1,394	1,492	2,803	3,068
Adjusted EBITDA	157,653	142,464	306,242	286,262

Operating Revenues	205,329	201,182	404,566	405,232

Adjusted EBITDA Margin	76.8%	70.8%	75.7%	70.6%

End Notes

[1]
The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.

Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.